SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2013

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL,

LONDON, EC4R 0HH, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant is submitting the Form6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark whether the registrant is submitting the Form6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Prudential plc

US interim financial statements for the period ended 30 June 2013

The US interim financial statements for the period ended 30 June 2013 were filed with the Securities and Exchange Commission on 16 September 2013. A copy has been submitted to the National Storage Mechanism and will shortly be available at www.hemscott.com/nsm.do. The interim financial statements are also available on the Company’s website at www.prudential.co.uk

Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America

Contact name for Enquiries

Grace Vaughan, Group Secretariat

020 7548 3446

Company official responsible for making notification

Alan F. Porter, Group Company Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 17 September 2013

PRUDENTIAL PUBLIC LIMITED COMPANY

	By:	/s/ Sylvia Edwards
Sylvia Edwards
Deputy Group Secretary